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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                         Capital Factors Holding, Inc.
                         -----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   139905103
                                 --------------
                                 (CUSIP Number)

                                Jackson W. Moore
                                   President
                   Union Planters Bank, National Association
                          7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                                 (901) 580-2877
                                 --------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                August  10, 1998
                                ----------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).





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

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CUSIP No.:   139905103
                      -------

--------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:                Union Planters Bank, National Association
                                    --------------------------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                             -------------------------------------
                                   I.R.S. Identification No. 62-0859-006
         -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.     [  ]               b.  [  ]

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3.       SEC Use Only

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4.       Source of Funds (see Instructions):                [WC; OO]
                                            ------------------------------------------------------

--------------------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
         or 2(e):   [  ]

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6.       Citizenship or Place of Organization:          United States
                                                --------------------------------------------------

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                         7.     Sole Voting Power:                   10,657,700
                                                     ---------------------------------------------
 Number of
 Shares Beneficially     8.     Shared Voting Power:                 10,657,700
 Owned by                                            ---------------------------------------------
 Each Reporting
 Person With             9.     Sole Dispositive Power:              10,657,700
                                                       -------------------------------------------

                         10.    Shared Dispositive Power:            10,657,700
                                                         -----------------------------------------

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:       10,657,700
                                                                       ---------------------------

--------------------------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions):   [  ]

--------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11:                   86.7%(1)
                                                          ---------------------------

--------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):           BK
                                                       -------------------------------------------

--------------------------------------------------------------------------------------------------





                 ____________________

(1) Calculated on the basis of 12,303,950 shares outstanding on February 6, 1998.

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock of Capital Factors Holding, Inc.("CFH"), $.01 par value per share ("CFH Common Stock"). CFH is a Delaware corporation with principal executive offices located at 1799 West Oakland Park Boulevard, Fort Lauderdale, Florida 33311.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by Union Planters Bank, National Association ("UPBNA"), a national banking association with principal executive offices located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018. The principal business of UPBNA is the provision of such services ordinarily provided by a national bank.

         To the best of UPBNA's knowledge, during the last five years, neither UPBNA nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPBNA, Union Planters Holding Corporation ("UPHC"), and Union Planters Corporation, a Tennessee corporation ("UPC").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 4, 657,700 shares of CFH Common Stock were purchased with working capital funds of UPBNA all at a purchase price of $17.50 a share. UPBNA became the beneficial owner of 10,000,000 shares of CFH Common Stock upon the merger of Union Planters Bank of Florida ("UPBF") (formerly Capital Bank) with and into UPBNA as described in Item 4.


ITEM 4.     PURPOSE OF TRANSACTION.

            UPBNA became the beneficial owner of 10,000,000 shares of CFH Common Stock pursuant to the merger of UPBF with and into UPBNA which was consummated August 1, 1998. On August 10, 1998 UPBNA purchased 500,000 shares of CFH Common Stock in an open market purchase at a purchase price of $17.50 per share. On August 18, 1998 UPBNA purchased an additional 157,700 shares of CFH Common Stock on the open market for $17.50 per share. This transaction brought UPBNA's interest in CFH to approximately 86.7% of the total outstanding shares of CFH Common Stock.


ITEM 5.    INTEREST IN SECURITIES OF CFH.

         The 10,657,700 shares of CFH Common Stock held by UPBNA after the transactions described in this Schedule 13 D represent approximately 86.7% of the total number of the


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

outstanding shares of CFH Common Stock calculated on the basis of 12,303,950 shares outstanding on February 6, 1998.

         Other than as set forth in this Item 5, to the best of UPBNA's knowledge (i) neither UPBNA nor any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors beneficially owns any shares of CFH Common Stock, and (ii) other than the transactions described in Item 4, there have been no transactions in the shares of CFH Common Stock effected during the past 60 days by UPBNA, nor to the best of UPBNA's knowledge, by any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors.

         No other person is known by UPBNA to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of CFH Common Stock held by UPBNA.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CFH.

         None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         None

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


UNION PLANTERS BANK, NATIONAL ASSOCIATION



Date:   August  19, 1998            By:            /s/  M. Kirk Walters
      ------------------                --------------------------------------------------------------
                                                         M. Kirk Walters
                                                         Senior Vice President, Treasurer and
                                                              Chief Accounting Officer





                                  Page 5 of 5
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
                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 Bill H. Abney                    Assistant Secretary       Vice President
                                  (UPHC)                    UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee 38018

 Albert M. Austin                 Director (UPC/UPBNA)      Chairman
                                                            CANNON, AUSTIN AND CANNON,
                                                                INC. (real estate)
                                                            Suite 200
                                                            P.O. Box 172285
                                                            Germantown, Tennessee 38138

 John E. Bennett                  Vice President (UPHC)     Manager of Corporate Reporting
                                                            UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee 38018

 Marvin E. Bruce                  Director (UPC/UPBNA)      Director and Chairman
                                                            TBC CORPORATION
                                                            (marketer/distributor of auto
                                                            replacement products)
                                                            476 West Racquet Club Place
                                                            Memphis, Tennessee  38117

 George W. Bryan                  Director (UPC/UPBNA)      Senior Vice President
                                                            SARA LEE CORPORATION
                                                            (Meat Group Division, meat processor
                                                            and packager)
                                                            Suite 300
                                                            8000 Centerview Parkway
                                                            Cordova, Tennessee  38018

 James A. Gurley                  Executive Vice President  Executive Vice President and
                                  and Senior Risk               Senior Risk Management Officer
                                  Management Officer        UNION PLANTERS CORPORATION and UNION
                                  (UPC/UPBNA)               PLANTERS BANK, NATIONAL
                                                                ASSOCIATION ("UPBNA")
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018


                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 James E. Harwood                 Director (UPC/UPBNA)      President
                                                            STERLING EQUITIES
                                                            (provider of advisory services and
                                                            capital to small businesses)
                                                            Suite 124
                                                            845 Crossover Lane
                                                            Memphis, Tennessee  38117


 E. James House, Jr.              Corporate Secretary UPHC  Manager, Legal Division
                                                            UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee  38018

 Parnell S. Lewis, Jr.            Director (UPC/UPBNA)      President
                                                            ANDERSON-TULLY COMPANY
                                                            (hardwood lumber products)
                                                            1242 North Second Street
                                                            Memphis, Tennessee  38101


 C. J. Lowrance, III              Director                  President
                                  (UPC/UPBNA)               LOWRANCE BROTHERS & COMPANY, INC.
                                                            (planter)
                                                            Highway 61
                                                            Driver, AR  72329

 Jackson W. Moore                 President,                President and Chief Operating Officer
                                  Chief Operating Officer   UNION PLANTERS CORPORATION and UPBNA
                                  and Director              7130 Goodlett Farms Parkway
                                  (UPC/UPBNA); Chairman of  Memphis, Tennessee  38018
                                  the Board of Directors
                                  and President of UPHC


 Stanley D. Overton               Director (UPC/UPBNA)      Retired; Former Chairman of
                                                            UNION PLANTERS BANK OF MIDDLE
                                                            TENNESSEE, N.A. (bank)
                                                            401 Union Street
                                                            Nashville, Tennessee  37219

                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 J. W. Parker                     Executive Vice President  Executive Vice President and
                                  and Chief Financial           Chief Financial Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018

 Benjamin W. Rawlins, Jr.         Chairman of the Board     Chairman of the Board and
                                  and Chief Executive           Chief Executive Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018


 Dr. V. Lane Rawlins              Director (UPC/UPBNA)      President
                                                            UNIVERSITY OF MEMPHIS
                                                            341 Administration Building
                                                            Memphis, Tennessee  38152


 Donald F. Schuppe                Director (UPC/UPBNA)      DFS SERVICE COMPANY
                                                            (consulting)
                                                            6448 Winfrey Place
                                                            Memphis, Tennessee  38120


 J. Armistead Smith               Executive Vice President  Executive Vice President and
                                  and Senior Lending            Senior Lending Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018

 David M. Thomas                  Director (UPC/UPBNA)      Retired:  Former President of
                                                            MAGNOLIA FEDERAL BANK FOR
                                                                SAVINGS
                                                            1765 Camellia Drive
                                                            Greenville, Mississippi 38701

 Richard A. Trippeer, Jr.         Director (UPC/UPBNA)      President
                                                            R.A. TRIPPEER, INC. (investments)
                                                            Suite 300
                                                            5865 Ridgeway Center Parkway
                                                            Memphis, Tennessee  38120



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
                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 M. K. Walters                    Senior Vice President,    Senior Vice President, Chief
                                  Chief Accounting              Accounting Officer, Treasurer
                                  Officer, and Treasurer    UNION PLANTERS CORPORATION
                                  (UPC/UPBNA); Director,    and UPBNA
                                  Vice President and CFO    7130 Goodlett Farms Parkway
                                  of UPHC                   Memphis, Tennessee  38018

 Spence L. Wilson                 Director (UPC/UPBNA)      President
                                                            KEMMONS WILSON, INC.
                                                            (provider of management advisory
                                                            services and venture capital,
                                                            developer of residential and
                                                            commercial real estate, and thrift
                                                            hold company)
                                                            1629 Winchester Road
                                                            Memphis, Tennessee  38116

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